UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 June 19, 2006

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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PGS - COMMENCEMENT OF PETROJARL GLOBAL OFFERING

JUNE 19, 2006: OSLO, NORWAY, Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today the global offering of up to 14,999,990 ordinary shares (the "Global Offering") of Petrojarl ASA ("Petrojarl"). The indicative offer price range is set from NOK 37 to NOK 47 per share.

     The demerger of the PGS Production business to a new company, Petrojarl, is expected to take place on or about June 29, 2006. Petrojarl is expected to be listed on the Oslo Stock Exchange on or about June 30, 2006. PGS' shareholders at the time of the demerger will receive one ordinary share in Petrojarl for each ordinary share they hold in PGS. The shares distributed to PGS' shareholders will amount to 80.01% of the total share capital in Petrojarl. The remaining 19.99%, held by PGS, will be offered for sale in the Global Offering as previously announced.

     The Global Offering will consist of 7,499,995 shares (the "Firm Shares") of Petrojarl to be offered for sale by PGS, representing 10% of Petrojarl's outstanding shares. The managers of the Global Offering have been granted an over-allotment option to purchase up to an additional 7,499,995 shares from PGS (the "Additional Shares"). If the over-allotment option is exercised in full, PGS will sell its entire shareholding of 14,999,990 shares in Petrojarl, representing 19.99% of Petrojarl's outstanding share capital.

     Petrojarl is one of the largest operators of floating production storage and offloading vessels ("FPSOs") in the North Sea, measured by production capacity and number of vessels. Petrojarl owns and operates four FPSOs (the Ramform Banff, Petrojarl I, Petrojarl Foinaven and Petrojarl Varg), operates two shuttle tankers and charters one storage tanker on a time charter basis.

                                      ****

This press release is not an offer of securities for sale in the United States. The securities offered will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. Any offering of securities in the United States will be made by means of an offering document that may be obtained from the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

This press release is not being made and may not be distributed or sent into Australia, Canada or Japan.

This press release is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (iii) high net worth entities and (iv) other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to in this paragraph as "relevant persons") and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

                                      ****

Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the U.S. Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

                                    --END--

FOR DETAILS, CONTACT:

OLA BOSTERUD
Phone: +47 67 52 64 00
Cellular:  +47 90 95 47 43

CHRISTOPHER MOLLERLOKKEN
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
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                                                     (Registrant)

    June 19, 2006                           /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager